UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 30, 2020

XPERI CORPORATION

(Exact name of Registrant as Specified in its Charter)

Delaware	001-37956	81-4465732
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3025 Orchard Parkway

San Jose, California 95134

(Address of Principal Executive Offices, including Zip Code)

(408) 321-6000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $0.001 per share)	XPER	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

As previously disclosed, on December 18, 2019, Xperi Corporation, a Delaware corporation (“Xperi”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with TiVo Corporation, a Delaware corporation (“TiVo”), XRAY-TWOLF HoldCo Corporation, a Delaware corporation (“HoldCo”), XRAY Merger Sub Corporation, a Delaware corporation (“Xperi Merger Sub”), and TWOLF Merger Sub Corporation, a Delaware corporation (“TiVo Merger Sub”), in connection with the proposed all-stock merger of equals strategic combination of Xperi’s and TiVo’s businesses (the “proposed transaction”).

On January 31, 2020, Xperi entered into an amendment to the Merger Agreement (the “Merger Agreement Amendment”) with TiVo, HoldCo, Xperi Merger Sub and TiVo Merger Sub. The Merger Agreement Amendment, among other things:

(i) eliminates the requirement under the Merger Agreement for the Board of Directors of Xperi (the “Xperi Board”) to pass resolutions or take other necessary actions such that (A) no individual participating in any XRAY ESPP (as defined in the Merger Agreement) shall be permitted to increase the amount of his or her rate of payroll contributions under that XRAY ESPP from the rate in effect as of December 18, 2019 and (B) no individual who is not participating in any XRAY ESPP as of December 18, 2019 may commence participation in any XRAY ESPP following December 18, 2019;

(ii) eliminates the requirement for the Xperi Board to pass resolutions or take other necessary actions such that no additional Offering Periods (as defined in the applicable XRAY ESPP) shall commence under the applicable XRAY ESPP after December 18, 2019;

(iii) expands the requirement for the Xperi Board to pass resolutions or take other necessary actions such that, in addition to the currently outstanding Offering Periods, any subsequent Offering Periods under the applicable XRAY ESPP shall also terminate and an Exercise Date or Purchase Date (each as defined in the applicable XRAY ESPP) shall occur on a date more fully set forth in the Merger Agreement;

(iv) eliminates the requirement under the Merger Agreement for the Board of Directors of TiVo (the “TiVo Board”) to pass resolutions or take other necessary actions such that (A) no individual participating in any TWOLF ESPP (as defined in the Merger Agreement) shall be permitted to increase the amount of his or her rate of payroll contributions under that TWOLF ESPP from the rate in effect as of December 18, 2019 and (B) no individual who is not participating in any TWOLF ESPP as of December 18, 2019 may commence participation in any TWOLF ESPP following December 18, 2019;

(v) eliminates the requirement for the TiVo Board to pass resolutions or take other necessary actions such that no additional Offering Periods (as defined in the applicable TWOLF ESPP) shall commence under the applicable TWOLF ESPP after December 18, 2019; and

(vi) expands the requirement for the TiVo Board to pass resolutions or take other necessary actions such that, in addition to the currently outstanding Offering Periods, any subsequent Offering Periods under the applicable TWOLF ESPP shall also terminate and an Exercise Date or Purchase Date (each as defined in the applicable TWOLF ESPP) shall occur on a date more fully set forth in the Merger Agreement.

Other than as expressly modified pursuant to the Merger Agreement Amendment, the Merger Agreement remains in full force and effect as originally executed as of December 18, 2019. The foregoing descriptions of the Merger Agreement Amendment, the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement Amendment, a copy of which is filed as Exhibit 2.1 hereto and the terms of which are incorporated herein by reference, and of the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) by Xperi on December 24, 2019, and is incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 30, 2020, the Xperi Board adopted an amendment to Xperi’s Amended and Restated Bylaws, as amended, to implement a Delaware forum selection provision, effective immediately (the “Bylaws Amendment”). The Bylaws Amendment provides that, unless Xperi consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the state or federal courts located in the State of Delaware)

shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Xperi; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of Xperi to Xperi or Xperi’s stockholders; (iii) any action asserting a claim against Xperi or any current or former director, officer, stockholder, employee or agent of Xperi arising out of or relating to any provision of the General Corporation Law of Delaware or Xperi’s Certificate of Incorporation or Bylaws; or (iv) any action asserting a claim against Xperi or any current or former director, officer, stockholder, employee or agent of Xperi governed by the internal affairs doctrine of the State of Delaware.

This summary is qualified in its entirety by reference to the Bylaws Amendment, a copy of which is filed as Exhibit 3.1 hereto and the terms of which are incorporated herein by reference.

Important Information and Where to Find It

In connection with the proposed transaction, Xperi and TiVo will cause HoldCo to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xperi and TiVo and that also will constitute a prospectus of HoldCo (the “Joint Proxy Statement/Prospectus”). Xperi, TiVo and HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document that Xperi, TiVo or HoldCo may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by Xperi, TiVo or HoldCo through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi or TiVo at the following:

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

818-436-1231

IR@xperi.com

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

818-295-6651

IR@tivo.com

Participants in the Solicitation

Xperi, TiVo or HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s and TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (iv) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (v) the ability of Xperi or TiVo to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (vii) uncertainty as to the long-term value of HoldCo Common Stock; (viii) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (ix) general economic and market developments and conditions; (x) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xii) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xiv) failure to receive the approval of the stockholders of Xperi and/or TiVo; and (xv) any plans regarding a potential separation of the combined business. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, dated January 31, 2020, by and among Xperi Corporation, TiVo Corporation, XRAY-TWOLF HoldCo Corporation, XRAY Merger Sub Corporation and TWOLF Merger Sub Corporation

3.1	Amendment to the Amended and Restated Bylaws, effective January 30, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 3, 2020	Xperi Corporation

	By:	/s/ Robert Andersen
	Name:	Robert Andersen
	Title:	Executive Vice President and Chief Financial Officer

Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of January 31, 2020, is by and among Xperi Corporation, a Delaware corporation (“Xperi”), TiVo Corporation, a Delaware corporation (“TiVo”), XRAY-TWOLF HoldCo Corporation (“HoldCo”), XRAY Merger Sub Corporation., a Delaware corporation and wholly owned subsidiary of HoldCo (“XRAY Merger Sub”), and TWOLF Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of HoldCo (“TWOLF Merger Sub” and, together with XRAY Merger Sub, the “Merger Subs”).

WHEREAS, Xperi, TiVo, HoldCo and the Merger Subs entered into that certain Agreement and Plan of Merger, dated as of December 18, 2019 (the “Merger Agreement”);

WHEREAS, Xperi, TiVo, HoldCo and the Merger Subs now intend to amend certain provisions of the Merger Agreement as set forth herein; and

WHEREAS, the boards of directors (or a duly authorized committee thereof) of each of Xperi, TiVo, HoldCo, XRAY Merger Sub and TWOLF Merger Sub have approved the execution and delivery of this Amendment on behalf of the applicable party hereto.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Xperi, TiVo, HoldCo and the Merger Subs hereby agree as follows:

SECTION 1. Defined Terms. Capitalized terms used herein that are not otherwise defined have the meanings set forth in the Merger Agreement.

SECTION 2. Amendments to Merger Agreement. The Merger Agreement is hereby amended as follows:

2.1  Section 3.2(a)(iv) of the Merger Agreement shall be amended and restated in its entirety to read as follows:

XRAY ESPPs. Following the Agreement Date, the XRAY Board (or, if applicable, any committee thereof administering each XRAY ESPP) shall adopt such resolutions or take such other necessary actions such that (i) with respect to any Offering Period(s) (as such term is defined in the applicable XRAY ESPP) under any XRAY ESPP, the Offering Period(s) under such XRAY ESPP shall terminate and an Exercise Date or Purchase Date (as such applicable term is defined in the applicable XRAY ESPP) shall occur under such XRAY ESPP upon the earlier to occur of (x) the day that is four (4) trading days prior to the Effective Time or (y) the date on which such Offering Period(s) would otherwise end; (ii) no individual participating in any XRAY ESPP shall be permitted to, except to the extent required by applicable Law, make separate non-payroll contributions to any XRAY ESPP on or following the Agreement Date; and (iii) subject to the consummation of the Merger, each XRAY ESPP shall terminate, effective immediately prior to the Effective Time.

2.1  Section 3.2(b)(iv) of the Merger Agreement shall be amended and restated in its entirety to read as follows:

TWOLF ESPPs. Following the Agreement Date, the TWOLF Board (or, if applicable, any committee thereof administering each TWOLF ESPP) shall adopt such resolutions or take such other necessary actions such that (i) with respect to any Offering Period(s) (as such term is defined in the applicable TWOLF ESPP) under a TWOLF ESPP, the Offering Period(s) under such TWOLF ESPP shall terminate and a Purchase Date (as such term is defined in the applicable TWOLF ESPP) shall occur under such TWOLF ESPP upon the earlier to occur of (x) the day that is four (4) trading days prior to the Effective Time or (y) the date on which such Offering Period(s) would otherwise end; (ii) no individual participating in a TWOLF ESPP shall be permitted to, except to the extent required by applicable Law, make separate non-payroll contributions to a TWOLF ESPP on or following the Agreement Date; and (iii) subject to the consummation of the Merger, each TWOLF ESPP shall terminate, effective immediately prior to the Effective Time.

SECTION 3. Effect on Merger Agreement. Other than as specifically set forth herein, all other terms and provisions of the Merger Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect.

SECTION 4. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby and by the Merger

Agreement is not affected in any manner materially adverse to any party or such party waives its rights under this Section 4 with respect thereto. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby and by the Merger Agreement are fulfilled to the extent possible.

SECTION 5. Headings. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

SECTION 6. Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

SECTION 7. Successors and Assigns. This Amendment shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns as provided in the Merger Agreement. Neither this Amendment nor any of the rights, interests or obligations under this Amendment shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment in violation of the preceding sentence shall be void.

SECTION 8. Governing Law; Jurisdiction.

8.1 This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof.

8.2 All actions and proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Amendment, the negotiation, validity or performance of this Amendment shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

XPERI CORPORATION

By:	/s/ John Allen
Name:	John Allen
Title:	Sr. VP, Corporate Controller

TIVO CORPORATION

By:	/s/ Pamela Sergeeff
Name:	Pamela Sergeeff
Title:	EVP and General Counsel

XRAY-TWOLF HOLDCO CORPORATION

By:	/s/ Paul Davis
Name:	Paul Davis
Title:	Director

By:	/s/ Pamela Sergeeff
Name:	Pamela Sergeeff
Title:	Director

XRAY MERGER SUB CORPORATION

By:	/s/ Paul Davis
Name:	Paul Davis
Title:	Director

By:	/s/ Pamela Sergeeff
Name:	Pamela Sergeeff
Title:	Director

TWOLF MERGER SUB CORPORATION

By:	/s/ Paul Davis
Name:	Paul Davis
Title:	Director

By:	/s/ Pamela Sergeeff
Name:	Pamela Sergeeff
Title:	Director

Exhibit 3.1

AMENDMENT TO XPERI CORPORATION

AMENDED AND RESTATED BYLAWS

Dated: January 30, 2020

Pursuant to the resolutions duly adopted on January 30, 2020, by the Board of Directors of Xperi Corporation, a Delaware corporation, the Amended and Restated Bylaws of Xperi Corporation (formerly known as Tessera Holding Corporation), as amended and restated December 1, 2016 (the “Bylaws”), and as further amended December 6, 2016, April 27, 2017, February 1, 2018, April 27, 2018 and December 15, 2018 are amended as follows effective as of January 30, 2020:

Section 8.13 of the Bylaws is hereby amended to read in its entirety as follows:

Section 8.13 FORUM FOR ADJUDICATION OF CERTAIN DISPUTES.

Unless the corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation arising out of or relating to any provision of the General Corporation Law of Delaware or the corporation’s Certificate of Incorporation or Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing, otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the foregoing provisions of this Section 8.13. The existence of any prior Alternative Forum Consent shall not act as a waiver of the corporation’s ongoing consent right as set forth above in this Section 8.13 with respect to any current or future actions or claims.